FORM 1-K

ANNUAL REPORT

For the Fiscal Year ended December 31, 2022

For

EvolveX Equity Fund, LLC

A Colorado Limited Liability Company

Commission File Number: 024-11892

Contact Information:

EvolveX Equity Fund, LLC
7491 Kline Drive
Arvada, CO 80005
Phone: 720-739-3009

ITEM 1. BUSINESS

EvolveX Equity Fund, LLC (the “Company”), is a real estate fund and operating company focused on the purchase, lease, management, and sale of real estate assets categorized as residential furnished vacation rental properties, and 10-unit and smaller multifamily furnished rental properties. The units within the multifamily properties will be a mix of short-term vacation rental and 1-year rental properties. The managing member of the Company is EvolveX Capital, LLC (the “Manager”), which will be responsible for acquiring, managing, leasing, and disposing of the Company’s investment properties and for providing certain administrative services, directly or indirectly through one or more affiliated or unaffiliated parties. The Company is currently engaged in an offering pursuant to Regulation A (the “Offering”), and while it has reached the Minimum Offering Amount of $500,000, it has not yet deployed any capital.

Principal Products/Services

The Company’s primary focus is to generate attractive returns by investing in single family and multifamily properties that have a high probability of appreciating over a projected 10-year holding period. Additionally, the Manager will select “income-producing” properties – those that in the short-term have a positive monthly income after all expenses (mortgages, operating expenses, taxes) and maintenance reserves are paid. Each of the properties will then managed by an Affiliate company, EvolveX Dwell, LLC, during the holding period to maximize the appreciation for Investors.

EvolveX Dwell, will also work with the Manager to acquire properties for the Company. EvolveX Dwell and the Manager will shop properties year-round to discover opportunities in which to invest. EvolveX Dwell will focus on buying properties that offer opportunities to increase rents, occupancy, reduce concessions, while using Mr. Schley’s proprietary knowledge and strategies for improving customer service through smart management, positive customer experience and economies of scale.

In addition to the above criteria, the Company focuses on investments that should provide positive cash flow upon acquisition or the potential for cash flow in the future. The Company follows a very conservative investing model where the purchase price is based on trailing 12-month income calculations and worst-case scenario situations. The Manager has bought and sold real estate assets through various economic cycles and in different markets. The Manager’s goal is to continue to build wealth though real estate with well positioned acquisitions, highest quality property management and strategic dispositions.

Investment Strategy

The Company will use a proprietary 7-step grading system to identify a specific geographic market for investment, by utilizing investment fundamentals in order to reduce risk, and maximize potential returns. These steps include evaluating the following: (i) Market Amenities; (ii) Affordability; (iii) Demand; (iv) Zoning Regulations; (v) Revenue Growth; (vi) Seasonality; and Property Value Growth. After each of these categories is graded in a market, an overall grade will be assessed. The Company will seek to invest in geographic markets with an overall grade of A- to A+. Once a geographic market has been identified, the Company will identify specific properties using an income analysis which will include projected pro forma to estimate the income, occupancy, expenses and net operating income (“NOI”) of properties. The Company will use the NOI to estimate the capitalization rate for target properties.

Geographic Regions

The Company will initially focus mostly on opportunities in the Western and Southwestern portions of the United States and high potential international opportunities will also be taken into consideration. The Company may invest in other potential opportunities outside of these regions as they present themselves. The Company will initially consider investment properties in the following geographic areas: (i) Colorado (including the Central Rocky Mountain Region and the Front Range); (ii) Arizona; (iii) California (including Northern coastal, Southern, and Lake Tahoe); (iv) Hawaii; (v) Washington; (vi) Coastal Maine; and (vii) Costa Rica.

Principal Market for Products/Services

Potential Renters. The demographic profile of individuals who rent a dwelling versus a hotel are different. The Company’s target markets of potential renters will include: (i) families with small children; (ii) couples; (iii) larger groups; (iv) active vacationers; and (v) foodies and festivals.

Method of Distribution of Products/Services

To acquire tenants for the rental properties the Company will use: (i) Vacation Property Rental Sites; (ii) Independent Websites; and, (iii) Social Media.

Vacation Property Rental Sites. The Manager will utilize the following top vacation property rental services, which will be managed by a single host:

Airbnb. Listing a property on Airbnb is free, however, the host is charged a 3% service fee on bookings. The guest pays a booking fee of 15%.

VRBO. VRBO offers a subscription model, and the host is charged $499 annually. The guest pays a booking fee of up to 12%.

Booking.com. Listing a property on Booking.com is free, however, they the host a 15% commission on bookings. Rental rates are typically adjusted upwards to account for this cost. The guest does not pay any additional fees.

TripAdvisor. Listing a property on TripAdvisor is free, however, the host is charged a 3% commission per booking. The guest pays a booking fee that ranges from 8% to 16%.

Expedia. Listing on Expedia is free, however, the host is charged a commission between 10% and 30%. Rental rates are typically adjusted upwards to account for this cost. The guest does not pay any additional fees.

There are also a significant number of smaller sources that will be utilized to market the rental properties.

Independent Websites. Each investment property will have its own website, which will be SEO optimized for search engine performance. Pushing potential renters to the website will reduce booking fees and maximize profitability. We estimate that each website can be developed at a cost of $3,000 per site.

Social Media. Social media pages will also be developed for each property and will be organically promoted throughout the various social media channels.

Employees

As of the date of this Offering Circular, the Company has two (2) employees. Both of these employees are full time.

Legal Proceedings

The Company is not presently a party to any material litigation, nor is any litigation known to be threatened against the Company. Furthermore, the Company has no bankruptcies, investigations, or criminal proceedings to disclose.

Distinctive/Special Characteristics of Company’s Operation or Industry Reasonably Likely to Have a Material Impact upon Company’s Future Financial Performance

Guest, Visitor and Renter Statistics

•	Domestic travel declined 36% in 2020.
•	Average nightly rates in popular vacation destinations range from $186 per night for a single rental to $978 per night for a family-sized rental.
•	53% of all travel is booked online.
•	67% of travelers think it’s cheaper and easier to book on a brand website rather than a third-party website.
•	71% of travelers with children say access to cooking their own meals is a major reason they choose a vacation rental.
•	83% of travelers prefer to spend their vacations near water.
•	74% of travelers prefer to be on the coast.
•	51% prefer mountainous vacations.

Generational Differences

•	Millennials make up 40% of leisure travelers who book online.
•	Generation Z or “Gen Z” is most likely to travel with friends (35%) instead of traveling alone or with immediate family.
•	Prior to 2020, Gen Z spent their average vacation time in cities (more than 60% of the time), far surpassing rural and suburban destinations.
•	81% of Gen Z travelers have already stayed in a vacation home, cabin or condo at some point in their lives.

Travel Planning

•	Travelers save up to 70% by booking stays in the off-season.
•	95% of visitors have their travel plans influenced by brochure information.
•	83% plan to visit a business or attraction highlighted in a brochure, map, or guide.
•	78% of travelers consider altering their travel plans as a result of a brochure.
•	53% of travelers use brochures to plan their trip before they arrive.
•	59% of people review websites, online forums, etc. before going on a trip.
•	31% turn to family and friends for recommendations when planning a vacation.
•	25% of people use a travel agency website.

Current Trends

•	In April 2020, the industry had a 48.9% unemployment rate.
•	Industry specialists project a return to a roughly 7.0% annual industry growth rate.
•	61% of families are more likely to visit a rural or “outdoorsy” destination than an urban one.
•	59% of families are more likely to drive instead of fly on their next trip.
•	Private room accommodation has decreased in popularity by 99%.
•	Cabins have increased in popularity by 80%.
•	Villas and bungalows increased in popularity 61% and 60%, respectively.
•	Statisticians expect revenue from the U.S. vacation rental industry to total roughly $15.338 billion in 2021.
•	The user penetration rate (percentage of a target market that consumes a product or service) is 15.3% in 2021.
•	The ARPU is projected to total $300.

*Sources

1. Internal Revenue Service (IRS), Topic No. 415 Renting Residential and Vacation Property (https://www.bls.gov/iag/tgs/iag721.htm)

2. Vacation Rental Market Association, Industry Research Data

(https://www.irs.gov/pub/irs-pdf/p527.pdf)

3. VRM Intel, How 2020 Played Out: Analyzing Performance in 10 Key Vacation Rental Destinations

(https://vrmintel.com/how-it-played-out-2020s-conclusion-analyzing-performance-in-8-key-vacation-rental-destinations)

4. Grandview Research, Industry Analysis: Vacation Rental Market (https://www.grandviewresearch.com/industry-analysis/vacation-rental-market)

5. Statista, Vacation Rentals Worldwide

(https://www.statista.com/outlook/268/100/vacation-rentals/worldwide)

6. Statista, Vacation Rentals in the United States

(https://www.statista.com/outlook/268/109/vacation-rentals/united-states)

Item 2. MANAGEMENT’S DISCUSSION AND Analysis of Financial CONDITION AND RESULTS OF Operations for FY 2021 AND FY 2022

Information and materials contained herein may contain forward-looking statements that are based on the expectations, estimates, projections and assumptions made by or on behalf of the Company and the Manager. Words such as “expects,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “continues,” “remains,” “maintains,” and variations of these words and similar expressions are intended to identify forward-looking statements. Forward-looking statements may include, but are not limited to, projections of cash flows, loan repayment or deferment rates, interest rates, increases in financing costs, limits on liquidity, and bond redemptions. These statements are not guarantees of future performance or events and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, trends, and events may differ materially from what is forecast or assumed in forward-looking statements due to a variety of factors, including but not limited to:

•	the Company’s ability to effectively deploy the Proceeds raised in the Offering;

•	the Company’s ability to attract and retain Investors via its Investor Portal website;

•	risks associated with breaches of the Company’s data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit the Company’s potential to acquire or rent its assets;

•	increased interest rates and operating costs;

•	decreased rental rates or increased vacancy rates;

•	failure of the Company’s acquisitions to obtain anticipated results;

•	the ability to retain the key personnel of the Manager;

•	the Manager’s ability to retain and hire competent employees and appropriately staff the Company’s operations;

•	the general interest rate environment, which may increase the costs or limit the availability of financings necessary to initiate, purchase, or carry project related loans;

•	compliance with applicable local, state, and federal laws; and

•	changes to generally accepted accounting principles, or GAAP.

All forward-looking statements speak only as of the date of their publication or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to the Issuer, the Manager or any person acting on its behalf are qualified by the cautionary statements in this section. Neither the Company nor the Manager undertakes any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this annual report.

The Manager plans to finance the Company’s acquisitions through equity financing, including equity capital raised through the current Offering.

The Company is recently formed and has not yet generated revenue. The Manager is devoting its efforts to establishing the Company’s business and planned principal operations are anticipated to commence within Q2 or Q3 of 2023. Due to start-up nature of the Company’s business, the reported financial information may not be indicative of future operating results or operating conditions. Because of its structure, the Company is in large part reliant on the Manager grow its business.

There are a number of key factors that will potentially impact the Company’s operating results going forward, including the Company’s ability to obtain high quality properties at reasonable prices, supervise the renovation of those properties to the extent necessary, and subsequently market and rent the properties at premium rental income rates. Another factor is the Manager’s ability to effectively market and operate the investor portal website to promote the current Offering to Investors.

At the time of this filing, the Company has not yet commenced its operations of purchasing properties.

Plan of Operations

Investment fundamentals and assumptions will be developed and used to estimate the feasibility of a market. These fundamentals will include:

Average Daily Rate (ADR): For a single dwelling, the average daily rate (ADR) is the average rate being paid over a 365-day period. The ADR takes into account the fluctuations in seasonal and holiday pricing. The Manager will conduct market research to estimate an ADR for each property being considered for investment.

Occupancy Rate: In the short-term vacation rental market, occupancy refers to the average or expected annual occupancy of a rental property. The Manager will conduct market research to estimate a projected occupancy rate for each property being considered for investment.

Projected Operating Expenses: Projected operating expenses are the annual costs required to properly maintain and operate the property. The Manager will analyze the historical operating expenses, and research third-party market reports to estimate the projected operating expenses for each property being considered for investment.

Once the assumptions have been estimated, the Manager will utilize an income analysis to estimate the potential returns for the investment. This analysis will include:

A Year-1 projection, as well as cashflow projection over the holding period.

A projected capitalization rate based on Year-1 estimates, and an internal rate of return (IRR) over the holding period. If a property does not meet the Fund’s return expectations, it will be eliminated from investment consideration.

Lastly, once an investment has been made, the Manager will strive to outperform the competition in the marketplace. These efforts will be based on the following fundamentals:

1. Marketing Plan: Each property in the Company’s portfolio will have a marketing plan that is specific to that property.

2. Professional Photos: Each property will have photos taken by a professional photographer. High quality photos are essential to appeal to a potential renter, as photos are often the first consideration for potential tenants when making a renting decision.

3. Desirable Amenities: Properties will be fully equipped, in order to provide additional value to renters.

4. Financial Management: Effectively managing expenses will improve the investment returns. Each property will have clear goals and objectives to increase revenues, and maximize expense efficiencies.

5. Responsiveness: Because responsiveness matters in the vacation rental industry, quick responses to prospective renter inquiries will be prioritized in order to book, and take the potential renter off the market.

6. Individual Websites: Each property will have its own search engine optimization (SEO) maximized website, used to seek direct bookings, and reduce fees paid to outside listing companies.

7. Social Media: A variety of social media outlets will be used to organically create awareness for the Company’s rental properties encourage bookings.

8. Local Knowledge: Each property will provide information that enhances the rental experience. The home traveler looking for the “locals” experience, will more likely repeatedly book the property.

9. Property Finishes: The Company’s properties will have upgraded finishes. One of the best ways to develop repeat customers, is to provide a high-quality experience, with great attention to the details.

10. Automation: Automation will not be used to eliminate personal touches, but to streamline burdensome processes to make it easier for the tenants to go through the process of renting the Fund’s properties.

11. Perfect Pricing: By using flexible pricing algorithms, the Manager will maximize the rental rates received at each property.

12. The Experience: The goal for each property is to create a rental experience that makes a vacation tenant want to re-book and return.

Investment Assumptions
Purchase Price Considerations	$500,000 to $2,000,000 per unit
Market Growth Rate	Minimum 2% annual growth
Capitalization Rates	10% target
IRR	20% target

Revenue/Net Loss from Operating Activities

For the periods ending December 31, 2021 and December 31, 2022, respectively, the net loss from operating activities for the Company increased from $41,342 in 2021 to 0$21,531 in 2022, representing a decrease of $19,811 in net loss. The decrease in losses was due to a decrease in operating expenses for FY2022. For the same periods, the COmpany’s cash flows from financing activities increased from $42,000 to $1,012,198, a difference of $970,198. This increase was due to the Company receiving subscriptions from investors in the current Offering.

Operating Expenses

For the periods ending December 31, 2021 and December 31, 2022, respectively, the Company’s total operating expenses decreased from $41,342 to $21,097. Because the Company has not yet acquired and rented properties, the Company’s operating revenue for the periods ending December 31, 2021 and December 31, 2022, respectively, has remained at $0.

Salaries and benefits

Salaries and benefits for the periods ending December 31, 2021 and December 31, 2022, respectively, remained unchanged at $0, as the Company does not currently pay employees.

Liquidity and Capital Resources

As of December 31, 2022, the Company had cash of $958,957, and total assets of $959,391. In contrast, on December 31, 2021, the Company had cash of $658 and total assets of $658. This represents a year-to-year increase of $958,299 in cash and an increase of $958,733 in total assets. The increase is mainly due to the receipt of subscriptions from Investors in the current Offering.

Item 3. MANAGER AND EXECUTIVE OFFICERS

Manager Entity: EvolveX Capital, LLC

Name	Position	Age	Term of Office	Approx. Hours per Week
Rodman Schley	Manager	53	June 9, 2021 - Present	Full-time

Executive Officers of Company

Name	Position	Age	Term of Office	Approx. Hours per Week
Rodman Schley	Chief Executive Officer & Chief Financial Officer	53	June 9, 2021 - Present	Full-time
Christopher Torina	Chief Operating Officer	46	June 9, 2021 - Present	Full-time

Business Experience

Rodman Schley, Manager, Chief Executive Officer (CEO), Chief Financial Officer (CFO)

Mr. Schley is a serial entrepreneur, real estate investor, real estate valuation expert, award-winning and Emmy nominated television producer and host, and published author whose unique approach to entrepreneurship, investment, business, and leadership has earned him laudatory reviews from entrepreneurs and business leaders across the country.

Mr. Schley has been investing in single-family, vacation home (short-term rentals), multifamily and commercial real estate since the early 1990’s, across several economic cycles and environments.

Mr. Schley is the Founder and Chief Executive Officer of Commercial Valuation Consultants, responsible for the valuation of over $20 billion of vacation home, multifamily and commercial assets since 1998. His forward-thinking vision and exceptional business communication skills earned him an appointment to the Appraisal Institute National Board of Directors. He was awarded the Y.T. and Louise Lee Lum Award for national contributions to the valuation industry. In 2019, he was named the Appraisal Institute’s National Vice President. In 2020, he began a two-year term as Incoming President and President.

Christopher Torina, Chief Operating Officer (COO)

Mr. Torina is a highly skilled and seasoned entrepreneur, business owner, C-level executive and former task force narcotics agent and SWAT team operator. He has extensive knowledge and experience in corporate leadership, business management, mergers and acquisitions, live event management, firearms training, undercover narcotics operations, content marketing, contract negotiations, team building and enterprise sales. Mr. Torina is responsible for the acquisition of over $10 million in total gross sales and the development, marketing and execution of businesses in various markets around the world.

In 2006, Mr. Torina founded DeepStacks, one of the most successful domestic and international gaming and casino entertainment brands in the world. Ten years later, under his leadership, the World Poker Tour (the “WPT) acquired DeepStacks in a seven-figure transaction and as part, Mr. Torina was retained as the first-ever Executive Director for the WPT, directly responsible for the rebranding, restructuring and successful relaunch of the WPT’s European Tour division, as well as the successful expansion of live event operations throughout North America.

No Bankruptcy, Investigations, or Criminal Proceedings

Neither of the Company’s Officers have been part of any bankruptcy proceedings, proceedings whereby there was a material evaluation of the integrity or ability of the Executive Officer, investigations regarding moral turpitude, or criminal proceedings or convictions (excluding traffic violations).

Compensation of Executive Officers and the Manager

The Executive Officers, Rodman Schley (CEO, CFO) and Christopher Torina (COO), do not receive salaries or compensation within their roles as Executive Officers of the Company.

Manager Fee Schedule

The Manager entity, EvolveX Capital, LLC, will receive fees for the operation of the Company as described in the Manager Fees, below, as well as in its ownership of the Class B Units of the Company detailed in the Security Ownership of Management section, below. The Executive Officers of the Company are compensated through the Manager entity through the fees listed below and appreciation of the Class B Units of the Company.

Reimbursement. The Manager shall be reimbursed by the Company for all expenses, fees, or costs incurred on behalf of the Company, including, without limitation, organizational expenses, legal fees, filing fees, accounting fees, out of pocket costs of reporting to any governmental agencies, insurance premiums, travel, costs of evaluating investments and other costs and expenses.

Organization Fee. As compensation for the time and effort involved in organizing the Company, the Company shall pay the Manager the amount of $100,000 upon accepting subscriptions for a total of 500 Units.

Asset Acquisition Fee and Asset Disposition Fee. The Manager (or its designated affiliate(s)) shall be entitled to a one percent (1%) Asset Acquisition Fee and a one percent (1%) Asset Disposition Fee on each Company asset. The Asset Acquisition Fee and Asset Disposition Fee is based on the respective purchase price and sale price of the asset in question and payable at the closing of the acquisition or disposition of each asset, as the case may be, or at such later time, in arrears, as the Manager may determine in its sole discretion.

Asset Management Fee. The Manager (or its designated affiliate(s)) will receive an annual fee equal to one percent (1%) of the aggregate capital contributions, less the allocable portion of capital contributions allocated to any Company asset subject to a capital transaction. In all cases, the Asset Management Fee will be payable monthly, in arrears and the Manager may defer or waive management fees at its discretion.

Property Management Fees. The Manager (or its designated affiliate(s)) shall be entitled to receive market rate property management fees and be reimbursed for all out-of-pocket costs, to be paid monthly, for investments owned and operated by the Company. The Property Management Fee associated with any investment in multifamily and commercial investments should not exceed five percent (5%) of gross revenues derived with respect to each such property, provided however, that the Manager may be paid a greater amount if the same is reasonable and not in excess of the customary real estate property management fee which would be paid to an independent third party in connection with the management of such real estate. Other asset classes will be commensurate with local market rates.

Construction and Broker Fees. The Manager (or its designated affiliate(s)) shall be entitled to receive market rate fees and be reimbursed for all out-of-pocket costs for any construction, construction management and real estate brokerage fees with respect to such services provided to each such property.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The Company has a total of 100,000 Units comprised of 50,000 Class A (non-voting) Units available to Investors, and 50,000 Class B (voting) Units owned by the Manager entity. Therefore, the Manager of the Company retains half (50%) of the total equity in the Company with its Class B Units of ownership, and all (100%) of the voting interests.

The following table contains certain information as to the number of voting units beneficially owned by (i) each person known by the Company to own beneficially more than 10% of the Company’s units, (ii) each person who is a Manager of the Company, (iii) all persons as a group who are Manager and/or Officers of the Company, and as to the percentage of the outstanding units held by them.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable**	Percent of Class
Class B	EvolveX Capital LLC* 7491 Kline Drive Arvada, CO 80005	50%	None	100%

* Rodman Schley is the managing member of the Manager entity of the Company.

** As of the date of this Offering there are no warrants or option agreements in place providing for the purchase of the Company’s Units.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has not had any related-party transactions within the previous two fiscal years in an amount greater than $50,000. In the current fiscal year Rodman Schley and Gina Schley purchased 137.0 Class A Units and 165.0 Class A Units respectively for a price of $1,000 per unit. Rodman Schley is CEO and CFO for the Company and Managing Member of the Manager. Gina Schley is married to Rodman Schley.

Item 6. OTHER INFORMATION

None.

Item 7. FINANCIAL STATEMENTS

Independent Auditor’s Report

To the Member of EvolveX Equity Fund, LLC.

Opinion

We have audited the accompanying financial statements of EvolveX Equity Fund, LLC., which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of operations, members’ equity (deficit), and cash flows for the year ended December 31, 2022 and for the period from June 9, 2021 (inception) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EvolveX Equity Fund, LLC. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from June 9, 2021 (inception) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of EvolveX Equity Fund, LLC. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about EvolveX Equity Fund, LLC.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

·	Exercise professional judgment and maintain professional skepticism throughout the audit.
·	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
·	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of EvolveX Equity Fund, LLC.’s internal control. Accordingly, no such opinion is expressed.
·	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
·	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about EvolveX Equity Fund, LLC.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

s//: Assurance Dimensions

Margate, Florida

May 9, 2023

EvolveX Equity Fund, LLC
Balance Sheets

		December 31, 2022	December 31, 2021
	ASSETS
Current Assets
Cash		$958,957	$658
Other receivable		434	—
Total Current Assets		959,391	658

TOTAL ASSETS		$959,391	$658
	LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
Related party payable		$9,582	$41,950
Total Current Liabilities		9,582	41,950

TOTAL LIABILITIES		9,582	41,950

Member’s Equity (Deficit)
Class A Units, 50,000 authorized, 1,250 and 0 issued and outstanding as of December 31, 2022 and 2021, respectively		1,012,198	—
Class B Units, 50,0000 authorized, issued and outstanding as of December 31, 2022 and 2021.		50	50
Accumulated deficit		(62,439)	(41,342)
TOTAL MEMBER’S EQUITY (DEFICIT)		949,809	(41,292)

TOTAL LIABILITIES AND MEMBER’S EQUITY (DEFICIT)		$959,391	$658

The accompanying notes are an integral part of these financial statements

EvolveX Equity Fund, LLC

Statements of Operations

	For the Year Ended December 31, 2022	For the period from Inception (June 9, 2021) Through December 31, 2021
REVENUE
Total revenue	$ -	$ -

EXPENSES
Total operating expenses	21,097	41,342

LOSS FROM OPERATIONS	(21,097)	(41,342)

OTHER INCOME (EXPENSES)	—	—

NET LOSS	$(21,097)	$(41,342)

The accompanying notes are an integral part of these financial statements

EvolveX Equity Fund, LLC

Statement of Member’s Equity (Deficit)

	Class A Units	Class A $	Class B Units	Class B $	Accumulated Deficit	Total
June 9, 2021	-	$ -	-	$-	$-	$-

Issuance of founder shares	—	—	50,000	50	—	50

Net loss	—	—	—	—	(41,342)	(41,292)

December 31, 2021	—	$—	50,000	50	(41,342)	$(41,292)

Issuance of Class A Units net of issuance costs	1,250	1,012,198	—	—	—	1,012,198

Net loss	—	—	—	—	(21,097)	(21,097)

December 31, 2022	1,250	$1,012,198	50,000	$50	$(62,439)	$949,809

The accompanying notes are an integral of these financial statements

EvolveX Equity Fund, LLC

Statements of Cash Flows

	For the Year Ended December 31, 2022	For the Period from Inception (June 9, 2021) Through December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(21,097)	$(41,342)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities:
Other receivable	(434)	—
Net cash used in operating activities	(21,531)	(41,342)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used in investing activities	—	—

CASH FLOWS FROM FINANCING ACTIVITIES
Related party payable	(32,368)	41,950
Proceeds from Class A units issuance, net of issuance costs	1,012,198	—
Proceeds from Class B units issuance	—	50
Net cash provided by financing activities	979,830	42,000

NET INCREASE IN CASH	958,299	658

Cash at beginning of year	658	—
Cash at end of year	$958,957	$658

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during year for interest	$—	$—
Cash paid during year for income taxes	$—	$—

The accompanying notes are an integral part of this financial statement.

Note A – Nature of Business and Organization

EvolveX Equity Fund, LLC. (“the Company”) was organized in June 2021 in the State of Colorado. The Company’s primary business is the high-quality management of real estate investment funds.  The Company’s strategy is to create funds that will primarily focus on short-term vacation rental properties in emerging markets throughout the United States and Internationally. The Company has not yet realized revenues from its primary objective.

Note B – Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s year-end is December 31.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company is a limited liability company under the laws of the State of Colorado and has elected to be treated as a partnership for federal tax reporting purposes. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the income is passed through to the members. Accordingly, no provision for income taxes has been made in the financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2022. The Company’s tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company’s 2022 and 2021 tax years are open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Members’ Equity (Deficit)

Member’s equity consists of two classes of units, Class A units which are non-voting and Class B units have 1 vote per unit. At December 31, 2022, the Company had 50,000 Class A Units authorized and 1,250 issued and outstanding and the Company had 50,000 Class B Units authorized, issued and outstanding. At December 31, 2021 the Company had 50,000 Class A Units authorized and none issued and outstanding, and the Company had 50,000 Class B Units authorized, issued and outstanding.

During the year ended December 31, 2022 the Company sold 1,250 shares for approximately $1,012,000 net of approximately $238,000 of issuance costs.

Note D – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note E – Related Party Transactions

As of December 31, 2022 and 2021 the Company had a related party payable of approximately $9,500 and $42,000, respectively. The proceeds were used to fund start-up expenses.

Asset Management Fee

In accordance with the operating agreement, effective June 9, 2021, the manager, or a designated affiliate of the manager, receives a 1% asset management fee on the total amount of capital contributions received by the Company. The asset management fee is due and payable on the first day of the first month following the date on which such a capital transaction occurs. For the year ended December 31, 2022 and 2021, the Company paid a management fee of $11,377 and zero, respectively. The asset management fee was included in syndication costs as a contra-equity account against capital contributions for Class A Units issued.

Note F – Subsequent Events

Management has assessed subsequent events through May 9, 2023, the date on which the financial statements were available to be issued.

On February 1, 2023, the Company issued 302 Class A Units for cash proceeds of $302,000 to two related party individuals.

Item 8. EXHIBITS

Exhibit 2A: Certificate of Formation

Exhibit 2B: Operating Agreement

Exhibit 4: Subscription Agreement

Exhibit 8: Escrow Agreement

Exhibit 11: Accountant’s Consent

SIGNATURE PAGE

Pursuant to the requirements of Regulation A, the Issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EvolveX Equity Fund LLC

By: s/Rodman Schley
Name: Rodman Schley
Title: Managing Member of the Manager, EvolveX Capital LLC
Date: May 10, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the Issuer and in the capacities and on the dates indicated.

By: s/Rodman Schley
Name: Rodman Schley
Title: Chief Executive Officer and Chief Financial Officer
Date: May 10, 2023